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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ---------------

                                 SCHEDULE 13G
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                              Safeskin Corporation
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                               (Name of Issuer)




                          Common Stock, $.01 par value
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                        (Title of Class of Securities)




                                  786454 10 8
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                                (CUSIP Number)





        (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








                               Page 1 of 6 pages
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CUSIP NO.  786454 10 8                   13G            PAGE 2 OF 6 PAGES

  (1)     NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Neil K. Braverman
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  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
            N/A
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  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
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                       (5)     SOLE VOTING POWER
  NUMBER OF                    4,757,240
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (6)     SHARED VOTING POWER
  OWNED BY                     N/A
    EACH               --------------------------------------------------------
  REPORTING            (7)     SOLE DISPOSITIVE POWER
 PERSON WITH                   4,757,240
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               N/A
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          4,757,240
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 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES*                                                         [   ]
          N/A
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 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          8.6%
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 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!





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CUSIP NO.  786454 10 8             13G                         PAGE 3 OF 6 PAGES


Item 1(a) Name of Issuer:

   Safeskin Corporation

Item 1(b) Address of Issuer's Principal Executive Offices:

   12671 High Bluff Drive
   San Diego, CA   92130

Item 2(a) Name of Person(s) Filing:

   Neil K. Braverman

Item 2(b) Address of Principal Business Office or, if none, Residence:

   c/o Safeskin Corporation
   1181 South Rogers Circle, Suite 14
   Boca Raton, Florida  33487

Item 2(c) Citizenship:

   United States

Item 2(d) Title of Class of Securities:

   Common Stock, $.01 par value

Item 2(e) CUSIP Number:

   786454 10 8

Item 3.

   N/A

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CUSIP NO. 786454 10 8                    13G                  PAGE 4 OF 6 PAGES


Item 4.       Ownership 1/

              (a)      Amount Beneficially Owned:

                       4,757,240 shares of Common Stock, $.01 par value

              (b)      Percent of Class:

                       8.6%

              (c)      Number of shares as to which such person has:

                       (i) sole power to vote or to direct the vote:

                       4,757,240 shares of Common Stock, $.01 par value

                       (ii) shared power to vote or to direct the vote: 0

                       (iii) sole power to dispose or to direct the disposition of:

                       4,757,240 shares of Common Stock, $.01 par value

                       (iv) shared power to dispose or to direct the disposition of: 0

Item 5.       Ownership of Five Percent or Less of a Class

              If this statement is being filed to report the fact that as of the date hereof the reporting person* has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

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      1/    The ownership reported herein includes (i) 176,000 shares held directly by the reporting person, (ii) 973,000 shares subject to options that are currently exercisable or will become exercisable within 60 days of the date hereof, (iii) 2,049,200 shares held, directly or indirectly as of December 31, 1998 by the Braverman Family Partnership, Ltd., of which Neil Braverman is a limited partner and whose general partner is a corporation owned by Neil Braverman, (iv) 349,224 shares beneficially owned by Jeanne D. Braverman, the reporting person's spouse and (v) 1,146,352 shares held by trusts for which the reporting person's spouse serves as trustee. The reporting person disclaims ownership of the shares described in (iii), (iv) and (v) above and nothing contained herein shall be construed for purposes of Sections 13(d), 13(g), 16(a) or 16(b) of the Securities Exchange Act of 1934, as amended, or for any other purpose, as a statement of beneficial ownership of such securities.




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CUSIP NO. 786454 10 8                      13G                PAGE 5 OF 6 PAGES




Item 6.       Ownership of More than Five Percent on Behalf of Another Person

    N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

    N/A

Item 8.       Identification and Classification of Members of the Group

    N/A

Item 9.       Notice of Dissolution of Group

    N/A



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CUSIP NO. 786454 10 8                       13G                PAGE 6 OF 6 PAGES


Item 10.   Certification

         By signing below, the parties agree for purposes of Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, to a single joint filing on behalf of each of them and each party on whose behalf the statement is filed is solely responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained herein or therein; such person is not responsible for the completeness or accuracy of the information concerning the other person making the filing, unless such person knows or has reason to believe that such information is inaccurate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 11, 1999



Signature: /s/ Neil K. Braverman
          --------------------------------
Name/Title:  Neil K. Braverman



NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).